UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

NUVEEN CALIFORNIA QUALITY MUNICIPAL INCOME FUND

(Name of Issuer)

PREFERRED SHARES

(Title of Class of Securities)

67066Y832

67066Y824

(CUSIP Number)

Christopher F. Nenno

Senior Counsel

Wells Fargo & Company

1700 Lincoln Street, 12th Floor

Denver, CO 80203

(303) 863-5188

With a copy to:

Patrick Quill

Chapman and Cutler LLP

1270 Avenue of the Americas 30th Floor

New York, NY 10020

(212) 655-2506

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 67066Y832

CUSIP No. 67066Y824

1.	Names of Reporting Persons Wells Fargo & Company 41-0449260
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,800
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 37.57%
14.	Type of Reporting Person (See Instructions) HC

SCHEDULE 13D

CUSIP No. 67066Y832

CUSIP No. 67066Y824

1.	Names of Reporting Persons Wells Fargo Municipal Capital Strategies, LLC 45-2541449
2.	Check the Appropriate Box if a member of a Group (see instructions) a. ☐ b. ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check Box if Disclosure of Legal Proceedings Is Required pursuant to Items 2(d) or 2(e). ☒
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 4,800
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 4,800

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11): 37.57%
14.	Type of Reporting Person (See Instructions) OO

Item 1	Security and Issuer

This Amendment No. 5 (this “Amendment”) amends, as set forth below, the statement on Schedule 13D, dated June 10, 2016 and filed with the SEC on June 15, 2016 (the “Original Schedule 13D”), as amended by Amendment No. 1 dated February 28, 2017 and filed with the SEC on March 2, 2017 (“Amendment No. 1”), as amended by Amendment No. 2 dated November 16, 2017 and filed with the SEC on November 17, 2017 (“Amendment No. 2”), as amended by Amendment No. 3 dated January 30, 2018 and filed with the SEC on January 31, 2018 (“Amendment No. 3”), and as amended by Amendment No. 4 dated October 1, 2018 and filed with the SEC on October 2, 2018 (“Amendment No. 4”), for Wells Fargo & Company (“Wells Fargo”) and Wells Fargo Municipal Capital Strategies, LLC (“Capital Strategies”) (collectively, the “Reporting Persons”) with respect to certain preferred shares of Nuveen California Quality Municipal Income Fund (formerly known as Nuveen California Dividend Advantage Municipal Fund) (the “Issuer”).

This Amendment is being filed in relation to the “Amendment No. 2 to the Series A MuniFund Preferred Shares (MFP) Purchase and Exchange Agreement, dated as of January 29, 2018” (the “Second Purchase Agreement Amendment”), dated as of November 13, 2020, entered into between the Issuer and Capital Strategies with respect to the Issuer’s Series A Munifund Preferred Shares (CUSIP 67066Y824).

Item 2	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I and Schedule II referenced therein and replacing them with Schedule I and Schedule II included with this Amendment.

The fifth paragraph is replaced with the following:

“Wells Fargo provides banking, investment and mortgage products and services, as well as consumer and commercial finance, through 7,200 locations, more than 13,000 ATMs, digital (online, mobile and social), and contact centers (phone, email and correspondence), and we have offices in 31 countries and territories to support customers who conduct business in the global economy.”

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

“The Second Purchase Agreement Amendment has been entered into between the Issuer and Capital Strategies in order to implement a revised process to replace the interest rate benchmark specified in the Series A MuniFund Preferred Shares (MFP) Purchase and Exchange Agreement in the case that the interest rate benchmark specified therein is discontinued or otherwise unavailable.”

Item 7	Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

“Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

99.11	Amendment No. 2 to the Series A MuniFund Preferred Shares (MFP) Purchase and Exchange Agreement, dated as of January 29, 2018, dated as of November 13, 2020”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2020

WELLS FARGO & COMPANY

By:	/s/ Patricia Arce
Name:	Patricia Arce
Title:	Designated Signer

WELLS FARGO MUNICIPAL CAPITAL STRATEGIES, LLC

By:	/s/ Alejandro Piekarewicz
Name:	Alejandro Piekarewicz
Title:	Vice President

LIST OF EXHIBITS

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement

99.2	Limited Power of Attorney

99.11	Amendment No. 2 to the Series A MuniFund Preferred Shares (MFP) Purchase and Exchange Agreement, dated as of January 29, 2018, dated as of November 13, 2020

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

The following sets forth the name and present principal occupation of each executive officer and director of Wells Fargo & Company. The business address of each of the executive officers and directors of Wells Fargo & Company is 420 Montgomery Street, San Francisco, CA 94104.

Name	Position with Wells Fargo & Company	Principal Occupation
Charles W. Scharf	Chief Executive Officer and President; Director	Chief Executive Officer of Wells Fargo & Company

Muneera S. Carr	Executive Vice President, Chief Accounting Officer, and Controller	Chief Accounting Officer and Controller of Wells Fargo & Company

William M. Daley	Vice Chairman of Public Affairs	Vice Chairman of Public Affairs of Wells Fargo & Company

Derek A. Flowers	Senior Executive Vice President and Head of Strategic Execution and Operations	Head of Strategic Execution and Operations of Wells Fargo & Company

David C. Galloreese	Senior Executive Vice President and Head of Human Resources	Head of Human Resources of Wells Fargo & Company

Mary T. Mack	Senior Executive Vice President and CEO of Consumer & Small Business Banking	CEO of Consumer & Small Business Banking of Wells Fargo & Company

Amanda G. Norton	Senior Executive Vice President and Chief Risk Officer	Chief Risk Officer of Wells Fargo & Company

Lester J. Owens	Senior Executive Vice President and Head of Operations	Head of Operations of Wells Fargo & Company

Ellen R. Patterson	Senior Executive Vice President and General Counsel	General Counsel of Wells Fargo & Company

Perry G. Pelos	Senior Executive Vice President and CEO of Commercial Banking	CEO of Commercial Banking of Wells Fargo & Company

Scott E. Powell	Senior Executive Vice President and Chief Operating Officer	Chief Operating Officer of Wells Fargo & Company

Michael P. Santomassimo	Senior Executive Vice President and Chief Financial Officer	Chief Financial Officer of Wells Fargo & Company

Kleber R. Santos	Senior Executive Vice President and Head of Diverse Segments, Representation & Inclusion	Head of Diverse Segments, Representation & Inclusion of Wells Fargo & Company

Barry Sommers	Senior Executive Vice President and CEO of Wealth & Investment Management	CEO of Wealth & Investment Management of Wells Fargo & Company

Saul Van Beurden	Senior Executive Vice President and Head of Technology	Head of Technology of Wells Fargo & Company

Michael S. Weinbach	Senior Executive Vice President and CEO of Consumer Lending	CEO of Consumer Lending of Wells Fargo & Company

Jonathan G. Weiss	Senior Executive Vice President and CEO of Corporate & Investment Banking	CEO of Corporate & Investment Banking of Wells Fargo & Company

Ather Williams III	Senior Executive Vice President and Head of Strategy, Digital Platform, and Innovation	Head of Strategy, Digital Platform, and Innovation of Wells Fargo & Company

Steven D. Black	Director	Co-CEO, Bregal Investments, Inc.

Mark A. Chancy	Director	Retired Vice Chairman and Co-Chief Operating Officer, SunTrust Banks, Inc.

Celeste A. Clark	Director	Principal, Abraham Clark Consulting, LLC, and Retired Senior Vice President, Global Public Policy and External Relations and Chief Sustainability Officer, Kellogg Company

Theodore F. Craver, Jr.	Director	Retired Chairman, President and CEO, Edison International

Wayne M. Hewett	Director	Senior Advisor of Permira and Chairman of DiversiTech Corporation

Donald M. James	Director	Retired Chairman and CEO of Vulcan Materials Company

Maria R. Morris	Director	Retired Executive Vice President and Head of Global Employee Benefits, MetLife, Inc.

Charles H. Noski	Chairman, Director	Retired Vice Chairman and Former Chief Financial Officer, Bank of America Corporation

Richard B. Payne, Jr.	Director	Retired Vice Chairman, Wholesale Banking, U.S. Bancorp

Juan A. Pujadas	Director	Retired Principal, PricewaterhouseCoopers, LLP, and former Vice Chairman, Global Advisory Services, PwC International

Ronald L. Sargent	Director	Retired Chairman, CEO of Staples, Inc.

Suzanne M. Vautrinot	Director	President of Kilovolt Consulting Inc. and Major General and Commander, United States Air Force (retired)

The following sets forth the name, business address, and present principal occupation of each executive officer and director of Wells Fargo Municipal Capital Strategies, LLC.

Name	Position with Wells Fargo Municipal Capital Strategies, LLC	Business Address	Principal Occupation
Matthew Antunes	Vice President	550 S Tryon St, Charlotte, NC 28202	Director at Wells Fargo Bank, NA

Kristina Eng	President	30 Hudson Yards, New York, NY 10001	Managing Director at Wells Fargo Bank, NA

Daniel George	Senior Vice President	30 Hudson Yards, New York, NY 10001	Managing Director at Wells Fargo Bank, NA

Bernardo Ramos	Senior Vice President; Manager	4 Tower Pl, Albany, NY 12203	Senior Vice President at Wells Fargo Bank, NA

Al Piekarewicz	Vice President	30 Hudson Yards, New York, NY 10001	Director at Wells Fargo Bank, NA

Phillip Smith	Executive Vice President; Manager	301 S College St, Charlotte, NC 28202	Executive Vice President at Wells Fargo Bank, NA

Charles Peck	Manager	1700 Lincoln St, Denver, CO 80203	Managing Director at Wells Fargo Bank, NA

Jody Anderson	Treasurer	11625 N. Community House Rd, 6th Floor, Charlotte, NC 28277	Vice President at Wells Fargo Bank, NA

Mark Freedman	Manager	550 S Tryon St, Charlotte, NC 28202	Senior Vice President at Wells Fargo Bank, NA

Bruce Mattaway	Manager	30 Hudson Yards, New York, NY 10001	Senior Vice President at Wells Fargo Bank, NA

Karl Pfeil	Manager	303 Broad St, Red Bank, NJ 07701	Senior Vice President at Wells Fargo Bank, NA

Richard Reid	Manager	550 S Tryon St, Charlotte, NC 28202	Director at Wells Fargo Bank, NA

Clara S. Blanding	Secretary	301 S Tryon St, Charlotte, NC 28282	Paralegal at Wells Fargo Bank, NA

SCHEDULE II

LITIGATION SCHEDULE

FINRA SETTLEMENT On November 18, 2015, FINRA announced a settlement with Wells Fargo Securities, LLC involving customer trade confirmations that inaccurately reflected the capacity in which the firm acted, e.g., principal, agent, or mixed capacity. The firm neither admitted nor denied the findings and consented to a censure and payment of a $300,000 fine. The fine has been paid and the matter is fully resolved.

SEC MCDC SETTLEMENT On February 2, 2016, the SEC announced a settlement with Wells Fargo Bank, N.A. Municipal Products Group (“MPG”) as part of the SEC’s Municipalities Continuing Disclosure Cooperation (“MCDC”) initiative. The MCDC offered defined settlement terms to underwriters and issuers of municipal securities that self-reported potential violations of Exchange Act Rule 15c2-12 regarding municipalities’ continuing disclosure requirements. Seventy-two underwriters entered into settlements under the MCDC. The SEC proposed an offer of settlement regarding eight transactions MPG had self-reported, with a penalty of $440,000, which MPG accepted.

FINRA/EXCHANGE REPORTING SETTLEMENTS From time to time Wells Fargo broker-dealers resolve technical trade reporting issues relating to timing and other data elements with FINRA and exchanges involving small numbers of trades processed by the firms. Resolutions of this type during the relevant period typically included fines of less than $100,000 each.

STATE OF NEW HAMPSHIRE SETTLEMENT Wells Fargo Advisors Financial Network (“WFAFN”) entered into a Consent Order with the State of New Hampshire on February 12, 2016 relative to due diligence concerning two customer accounts. WFAFN agreed to pay a total of $32,000 to the clients and $3,000 to the state.

LARGE OPTION POSITION REPORTING On October 13, 2016, First Clearing, LLC entered into settlement agreements with NYSE Arca, Inc. and the Chicago Board Options Exchange, Inc., without admitting or denying the allegations that it inaccurately reported position effective dates and customer name and address information for its introducing firms and failed to provide introducing firms with reasonable systems and processes for identifying accounts acting in concert. First Clearing agreed to pay a $375,000 fine to each exchange ($750,000 total).

BOOKS & RECORDS RETENTION On December 21, 2016, FINRA announced a settlement with Wells Fargo Advisors, LLC, First Clearing, LLC, Wells Fargo Advisors Financial Network, LLC, Wells Fargo Securities LLC and Wells Fargo Prime Services LLC for alleged violations of certain record retention and supervisory provisions by failing to maintain electronically stored required records in a non-erasable and non-rewritable format. The firms neither admitted nor denied FINRA’s findings and consented to a censure and the payment of a $1.5 million fine by the first three firms above (jointly), and a $4 million fine by the final two firms above (jointly). The fines have been paid. The firms also agreed to an undertaking to review, adopt and implement policies and procedures reasonably designed to comply with books and records rules.

STATE OF MISSOURI SETTLEMENT On February 16, 2017, A.G. Edwards (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Missouri. The action involved a Missouri Resident’s claim that his ex-wife misappropriated over $300,000 out of his IRA account during the period between August 2001 and July 2007, and the State of Missouri alleged a failure by the firm to supervise the completeness and accuracy of the early IRA distribution forms associated with the withdrawals. Without admitting or denying liability, the firm consented to a censure and agreed to pay $25,672.17 to the Missouri Secretary of State’s Investor Education Fund to fully resolve the matter.

POSSESSION AND CONTROL OF ALTERNATIVE INVESTMENTS On November 22, 2016 First Clearing LLC entered into a settlement agreement with FINRA without admitting or denying the allegations that the firm failed to collect no-lien letters from investment sponsors, reconcile customer positions and afford the proper regulatory accounting treatment for positions held at the sponsor in First Clearing IRA accounts. First Clearing agreed to pay a fine of $750,000.

CONSOLIDATED REPORTS On December 5, 2016 Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC) entered into a settlement agreement with FINRA without admitting or denying the allegations that the Firm failed to establish, maintain and enforce a reasonable supervisory system for the use of consolidated reports generated by financial advisors. Wells Fargo Clearing Services, LLC agreed to pay a fine of $1,000,000.

FINRA SETTLEMENT On May 16, 2017, FINRA announced a settlement with Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC concerning unsuitable recommendations and supervisory failures in relation to sales of certain non-traditional exchange traded products (“ETPs”) in violation of FINRA and NASD rules for the period July 1, 2010 to May 1, 2012. Without admitting or denying the findings, the firms accepted a censure and agreed to pay restitution to certain clients totaling $3,411,478.78.

FINRA SETTLEMENT On June 21, 2017, Wells Fargo Securities, LLC entered into a settlement agreement with FINRA without admitting or denying the allegations of improper reporting of conventional over-the-counter option positions under FINRA large option position reporting rules. The firm consented to a censure, payment of a $3.25 million fine, and an undertaking to review its supervisory systems related to large options position reporting.

SEC ORDER On November 13, 2017, the SEC announced that Wells Fargo Advisors, LLC agreed to settle charges that it violated Section 17(a) of the Securities Exchange Act of 1934 and Rule 17a-8 by failing to file and timely file Suspicious Activity Reports between approximately March 2012 and June 2013. Without admitting or denying the allegations, the firm agreed to a cease and desist order, a censure, and a civil penalty of $3,500,000. Wells Fargo Advisors also agreed to voluntarily undertake a review and update of its policies and procedures and develop and conduct additional training.

STATE OF ILLINOIS SETTLEMENT On December 21, 2017, Wells Fargo Advisors, LLC (k/n/a Wells Fargo Clearing Services, LLC) entered into a Consent Order with the State of Illinois regarding allegations that it received, reviewed and/or analyzed documents and information provided by a financial advisory firm concerning certain money manager strategies that contained false and misleading information. The findings stated that the firm included the financial advisory firm’s money manager strategies in certain of its separately managed account programs, but that the firm did not utilize inaccurate historical performance data in connection with its decision to onboard the money manager strategies and the firm did not incorporate inaccurate performance data in its advertisements or program marketing materials. Without admitting or denying the findings, the Firm agreed to a total monetary payment of $270,000.

NYSE SETTLEMENT On February 2, 2018, Wells Fargo Prime Services, LLC (“WFPS”) and NYSE Arca, Inc. entered into an Offer of Settlement and Consent without admitting or denying any allegations to settle charges of violations of Securities Exchange Act Rule 15c3-5 and NYSE Arca Rule 11.18. The settlement related to an erroneous trade WFPS entered on July 29, 2016. WFPS consented to a fine of $10,000.

STATE OF NEVADA SECURITIES DIVISION RESIDENTIAL OFFICE INVESTIGATION On April 13, 2018, the Nevada Securities Division and Wells Fargo Clearing Services, LLC (“WFCS”) entered into an Administrative Consent Order wherein WFCS admitted to failing to register the residential offices of three Financial Advisors who were working from home. Nevada’s definition of “branch office” includes a personal residence where securities business is transacted, even if the residence is not held out to the public or used for client meetings. WFCS agreed to pay an $8,000 fine and $1,446.13 for the costs of the examinations conducted by the Nevada Securities Division.

SEC SETTLEMENT On June 25, 2018, Wells Fargo Advisors LLC (“WFA”), entered into a settlement agreement with the SEC wherein, without admitting or denying liability, it settled charges of violations of Sections 17(a)(2) and 17(a)(3) of the Securities Act. The settlement related to certain registered representatives soliciting customers to redeem, and short-term trading of, market-linked investments prematurely without adequate analysis or consideration of the substantial costs associated with the transactions. As part of the settlement, the firm consented to a censure and a payment of $5,108,441.27 representing disgorgement, prejudgment interest, and a civil penalty. WFA also lost its Well Known Seasoned Issuer status as a collateral consequence of the settlement.

COMMONWEALTH OF MASSACHUSETTS SECURITIES DIVISION SETTLEMENT On August 26, 2018, the Massachusetts Securities Division of the Office of the Secretary of the Commonwealth and Wells Fargo Clearing Services, LLC (“WFCS”) entered into a Consent Order regarding allegations that certain WFCS supervisors and agents had a lapse in required Massachusetts registration for some period during the relevant time period of January 1, 2016 to June 28, 2018. Without admitting or denying the facts or conclusions of law, WFCS agreed to certain undertakings including payment of an administrative fine of $450,000.

SEC SETTLEMENT On March 11, 2019, the SEC announced that Wells Fargo Advisors, LLC, and Wells Fargo Advisors Financial Network, LLC (collectively “Wells Fargo”) agreed to settle charges, without admitting or denying liability, that Wells Fargo violated Section 203(e) and 203(k) of the Investment Advisers Act of 1940. The settlement relates to Wells Fargo’s voluntary participation in the SEC’s Share Class Selection Disclosure Initiative wherein investment advisers were encouraged to self-report the failure to adequately disclose conflicts of interest associated with the recommendation or selection of a mutual fund share class that charged distribution fees (“12b-1 Fees”) when a lower-cost share class of the same fund existed. The settlement requires Wells Fargo to adhere to a cease-and-desist order and to disgorge $17,363,847.29 in 12b-1 fees through a restitution program. The settlement did not require Wells Fargo to pay any additional fines or penalties given its voluntary participation in the program.

SEC SETTLEMENT On March 20, 2019, the SEC announced that Wells Fargo Securities, LLC had consented to a judgment entered by the federal district court in Rhode Island resolving a 2016 SEC civil action against multiple parties. The matter had arisen out of the firm’s role as placement agent in a $75 million bond offering by the Rhode Island Economic Development Corporation in November 2010 for the purpose of loaning the proceeds to 38 Studios, LLC, an early-stage, pre-revenue videogame development company that was ultimately unable to meet its obligations under the loan. The SEC had alleged that the firm and other defendants had made two material omissions in the bond placement materials. Without admitting or denying liability, the firm consented to injunctions and a penalty of $812,500.

SALES PRACTICES SETTLEMENTS On February 21, 2020, Wells Fargo & Company (“WFC”) entered into settlement agreements with the SEC and the DOJ to resolve those agencies’ investigations into WFC’s historical Community Bank sales practices and related disclosures. With respect to the SEC, WFC consented to the entry into of a cease and desist order, which found that WFC violated Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, and agreed to pay a civil penalty of $500 million. With respect to the DOJ, WFC entered into a deferred prosecution agreement with the United States Attorney’s Offices for the Central District of California and the Western District of North Carolina and a settlement agreement with the Civil Division of the DOJ and the United States Attorney’s Office for the Central District of California related to the sales practices conduct and agreed to pay a monetary penalty of $2.5 billion. WFC accepted and acknowledged responsibility for facts and conduct described in the deferred prosecution agreement, and no charges will be filed against WFC provided that WFC abides by all the terms of the agreement.

STATE OF MARYLAND SETTLEMENT Wells Fargo & Company entered into a Consent Order with the Attorney General of the State of Maryland on June 15, 2020, pursuant to which it agreed to pay $20 million in remediation to resolve claims relating to certain prior residential mortgage-backed securities activities from 2005 to 2009.

SEC SETTLEMENT On February 27, 2020, the SEC announced that Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network (collectively “Wells Fargo”) agreed to settle allegations that, in connection with Wells Fargo’s recommendation that many retail investment advisory clients and brokerage customers buy and hold single-inverse exchange-traded funds (“ETFs”) without having adequate compliance policies and procedures and without providing financial advisors proper training and supervision of single-inverse ETFs, it willfully violated Section 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-7 thereunder, failed reasonably to fulfill its supervisory responsibilities within the meaning of Section 203(e)(6) of the Advisers Act and failed reasonably to fulfill its supervisory responsibilities within the meaning of Section 15(b)(4)(E) of the Securities Exchange Act of 1934. Without admitting or denying the SEC’s findings, Wells Fargo agreed to consent to: (a) cease and desist from committing or causing any violations and any future violations of Section 206(4) of the Advisers Act and Rule 206(4)-7 thereunder, (b) be censured, and (c) pay a civil monetary penalty in the amount of $35,000,000. The penalty amount was paid into escrow for disbursement to certain Wells Fargo clients who sustained investment losses in single-inverse ETFs.

NOTE: In addition to the above matters, certain of Wells Fargo & Company’s affiliates, including Wells Fargo Clearing Services, LLC (formerly Wells Fargo Advisors, LLC), Wells Fargo Securities, LLC, Wells Fargo Advisors Financial Network, LLC and First Clearing, LLC, have been involved in a number of civil proceedings and regulatory actions which concern matters arising in connection with the conduct of its business. Certain of such proceedings have resulted in findings of violations of federal or state securities laws. Such proceedings are reported and summarized in each entity’s Form BD as filed with the Securities and Exchange Commission and in other regulatory reports, which descriptions are hereby incorporated by reference.